UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Roo Inc.

Legal status of issuer

     Form

     C-Corporation

     Jurisdiction of Incorporation/Organization

     Delaware

     Date of organization

     February 16, 2018

Physical address of issuer

6 West 18th Street, 11th Floor, New York, NY 10011

Website of issuer

http://www.heykangaroo.com

Name of intermediary through which the offering will be conducted

OpenDeal Portal LLC dba Republic

CIK number of intermediary

0001751525

SEC file number of intermediary

007-00167

CRD number, if applicable, of intermediary

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of securities issued in the offering equal to two percent (2%) of the total number of securities sold in the offering.

Type of security offered

Crowd SAFE (Simple Agreement for Future Equity)

Target offering amount

$50,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$1,070,000

Deadline to reach the target offering amount

September 15, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

19 in the U.S.

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$1,541,550	$1,425,567
Cash & Cash Equivalents	$208,784	$742,311
Accounts Receivable	$158,800	$7,733
Short-term Debt	$899,232	$522,465
Long-term Debt	N/A	N/A
Revenues/Sales	$475,507	$278,034
Cost of Goods Sold	$660,896	$314,942
Taxes Paid	-	-
Net Income	($7,011,872)	($3,358,301)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 21, 2020

Roo Inc.

Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Roo Inc. ("**Roo**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**"). Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The minimum target offering amount is $50,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $1,070,000 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must raise an amount equal to or greater than the Target Offering Amount by September 15, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The rights and obligations of the holders of the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, a prospective Investor must complete the purchase process through the Company's intermediary's, OpenDeal Portal LLC dba Republic (the "**Intermediary**"), portal. Investor funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount is reached. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary.

The minimum individual purchase amount for this Offering is $150 and the maximum individual purchase amount is $300. Investors may only make investment commitments in increments of $75. The Company reserves the right to raise or lower the maximum individual purchase amount during the Offering. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 4.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE

REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://www.heykangaroo.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/kangaroo

The date of this Form C is May 20, 2020.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Roo Inc. is a home security technology company, incorporated in Delaware as a corporation on February 16, 2018 under the name AuraSpace Inc.

The Company is located at 6 West 18th Street, 11th Floor, New York, NY 10011.

The Company's website is http://www.heykangaroo.com.

The Company conducts business throughout the United States and sells products and services through the internet throughout the United States.

Roo LLC, a Delaware limited liability company, is a wholly owned subsidiary of the Company that was formed on May 10, 2018. Roo LLC is used for commercial distribution and licensing in the United States. Roo LLC is inactive financially and holds licenses that are required by law for Roo Inc. to provide security services. The entity was established primarily for ease of administrative filing in jurisdictions where we conduct business. The Company has set up a wholly owned Chinese entity (Roo (Shenzhen) Technology Co., Ltd, a Wholly Owned Foreign Enterprise (WOFE)), as of October 1, 2019 in order to provide design and engineering services to products manufacturers in China.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/kangaroo and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of Crowd SAFE being Offered	$50,000
Total Amount of Crowd SAFE Outstanding after Offering (if Target Offering Amount met)	50,000[*]
Maximum Amount of Crowd SAFE being Offered	$1,070,000
Total Amount of Crowd SAFE Outstanding after Offering (if Maximum Offering Amount met)	1,070,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150[+]
Maximum Individual Purchase Amount	$300[†]
Offering Deadline	September 15, 2020
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 27

[*]The total number of Crowd SAFE outstanding is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice. Investment commitments may only be made in increments of $75.

† The Company reserves the right to raise or lower the Maximum Individual Purchase Amount, in its sole discretion, during the Offering. Investment commitments may only be made in increments of $75.

Commission and Fees

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive a securities commission equivalent to two percent (2%) of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141
Target Offering Amount	$50,000	$3,000	$47,000
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equivalent to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to Pandemics

The recent COVID-19 coronavirus pandemic may adversely affect our business, results of operations, financial condition, liquidity, and cash flow.

While the impact on our business from the recent outbreak of the COVID-19 coronavirus is unknown at this time and difficult to predict, various aspects of our business could be adversely affected by it.

As of the date of this Form C, COVID-19 coronavirus has been declared a pandemic by the World Health Organization, has been declared a National Emergency by the United States Government and has resulted in several states being designated disaster zones, and further, has caused significant volatility in global markets. The spread of COVID-19 coronavirus has caused public health officials to recommend precautions to mitigate the spread of the virus, especially as to travel and congregating in large numbers. In addition, many states and municipalities have enacted, and many additional cities are considering, quarantining and "shelter-in-place" regulations which severely limit the ability of people to move and travel, and require non-essential businesses and organizations to close.

It is unclear how such restrictions, which will contribute to a general slowdown in the global economy, will affect our business, results of operations, financial condition and our future strategic plans.

Recent shelter-in-place and essential-only travel regulations have negatively impacted many of our customers. In addition, we could experience significant supply chain disruptions due to interruptions in operations at any or all of our suppliers' facilities. If we experience significant delays in receiving our products we will experience delays in fulfilling orders and ultimately receiving payment, which could result in loss of sales and a loss of customers, and adversely impact our financial condition and results of operations.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The product and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our reputation as a service provider of high-quality security offerings may be materially adversely affected by product defects or shortfalls in customer service.

Our business depends on our reputation and ability to maintain good relationships with our subscribers and local regulators, among others. Our reputation may be harmed either through product defects, such as the failure of one or more of our subscribers' alarm systems, or shortfalls in customer service. Subscribers generally judge our performance through their interactions with the staff at the monitoring and customer care centers, as well as their day to day interactions with the product and the mobile application. Any failure to meet subscribers' expectations in such customer service areas could cause an increase in attrition rates or make it difficult to recruit new subscribers. Any harm to our reputation or subscriber relationships could have a material adverse effect on our business, financial condition, and results of operations.

Our business operates in a regulated industry.

Our operations and employees are subject to various federal, state, and local laws and regulations in such areas as consumer protection, occupational licensing, environmental protection, labor and employment, tax, and other laws and regulations. Most states in which we operate have licensing laws directed specifically toward the sale, installation, monitoring and maintenance of fire and security devices. Our business relies heavily upon the use of wireless telecommunications to communicate signals, and telecommunications companies are regulated by federal, state, and local governments. In certain jurisdictions, we are required to obtain licenses or permits to comply with standards governing employee selection and training and to meet certain standards in the conduct of our business. The loss of such licenses or permits or the imposition of conditions to the granting or retention of such licenses or permits could have a material adverse effect on us. As we expand our product and service offerings and enter into new jurisdictions, we may be subject to more expansive regulation and oversight. We strive to comply with all applicable laws and regulations relating to our interactions with all customers. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Changes in laws or regulations could require us to change the way we operate or to utilize resources to maintain compliance, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any applicable laws or regulations could result in substantial fines or revocation of our operating permits and licenses. If laws and regulations were to change or if we or our products failed to comply with them, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

New tariffs and other trade restrictions imposed on imports from China where our end-user equipment is manufactured, or any counter-measures taken in response, may harm our business and results of operations.

New tariffs imposed on imports from China, where certain components included in our end-user equipment are manufactured, and any counter-measures taken in response to such new tariffs, may harm our business and results of operations. In September 2018, the U.S. federal government imposed new tariffs of 10% on certain alarm equipment components manufactured in China, and new tariffs of 25% on other categories of electronic equipment manufactured in China that we install in our customers' premises, such as batteries and thermostats. These new tariffs have increased our costs for such equipment as a result of some or all of such new tariffs being passed on to us by the sellers of such equipment. In addition to the current tariffs, it is possible further tariffs will be imposed on imports of equipment that we install in end-user premises, or that our business will be impacted by retaliatory trade measures taken by China, causing us to raise our prices or make changes to our business, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions with respect to securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Offering reaches its Target Amount after twenty one (21) calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investor five (5) business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

General securities market uncertainties resulting from the COVID-19 pandemic.

Since the outset of the COVID-19 pandemic, the United States and worldwide national securities markets have undergone unprecedented stress due to the uncertainties of the pandemic and the resulting reactions and outcomes of government, business and the general population. These uncertainties have resulted in declines in all market sectors, increases in volumes due to flight to safety and governmental actions to support the markets. As a result, until the pandemic has stabilized, if ever, the markets may not be available to the Company for purposes of raising required capital. Should we not be able to obtain financing when required, in the amounts necessary to execute on our plans in full, or on terms which are economically feasible, we may be unable to sustain the necessary capital to pursue our strategic plan and may have to reduce the planned future growth and scope of our operations.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the holders of a majority of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the holders of a majority of the Series B Preferred Stock. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Crowd SAFE agreement. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company develops, manufactures and sells security systems and related services, including professional monitoring. The Company has developed a simple-to-use, low cost, user friendly DIY security ecosystem, targeting 83% of United States households that do not currently have security systems. The Company sells subscriptions for its services; the price of subscriptions includes the required hardware cost.

The Company's Products and/or Services

Product / Service	Description	Current Market
Security devices	Includes privacy camera, motion entry sensor, climate sensor, siren, Roo tags, and window stickers	United States
Professional monitoring	Includes 24/7 professional monitoring provided by 3rd party to company subscribers	United States
Other digital services	Includes Alexa and google home integration, Micro insurance, provided by the company to its subscribers	United States

Competition

Our main competitors include ADT (the market leader in comprehensive premium security solutions), Ring, Nest and Simplysafe (which offers a DIY solution).

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are alsoF important differentiating factors.

Customer Base

Our customer base includes consumers (owners and renters) that bought and installed Company products, located all across the United States.

Supply Chain

The Company outsources its manufacturing activity to a third party in China. The Company's engineering team, which is located in China, handles design engineering of the product, tooling development, supplier qualification, part sourcing and manufacturing process (include quality control). The Company utilizes two logistics centers in the U.S., located in California and Georgia, to store and distribute its product in the U.S.

Intellectual Property

U.S. Patent and Trademark Office Trademark Application for word mark "Kangaroo", Serial No. 87919806, filed on May 14, 2018, and now under a 1(a) (use in commerce) basis.

U.S. Patent and Trademark Office Trademark Application for word mark "Roo", Serial No. 87919905, filed on a §1(b) (intent to use) basis on May 14, 2018, allowed on December 11, 2018.

U.S. Patent Application for a utility patent for "PACKAGING ASSEMBLY FOR DIRECT MAILING HOME SECURITY DEVICES", Application No. 16/160,180, filed on October 15, 2018.

U.S. Patent Application for a utility patent for "HOME SECURITY DEVICE ASSEMBLY FOR DIRECT MAIL PACKAGES", Application No. 16/160,134, filed on October 15, 2018.

U.S. Patent Application for a utility patent for "Optical Device with Electrochromic Lens Cap", Application No. 15/259,675, filed on September 8, 2016.

U.S. Patent Application for a utility patent for "Carrying Case with Electrochromic Panels", Application No. 15/244,632, filed on August 23, 2016.

PCT Application No. PCT/US17/50162, filed on or about September 6, 2017.

U.S. Patent Application for a utility patent for "SYSTEMS AND METHODS FOR SECURE VIDEO DEVICES", Application No. 16/657,214, filed on October 10, 2019.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

Closeout Surplus & Salvage and Buddy Small Lots (the "**Plaintiffs**") filed a civil action against the Company in New Jersey Superior Court, Law Division, which the Company subsequently removed to U.S. District Court in New Jersey. *Closeout Surplus & Salvage d/b/a CSS and Buddy Small Lots LLC I v. Roo Inc. d/b/a Kangaroo*, Docket No: MRS-L-00068 20 (N.J. Sup. Court, Morris), removed to Civil Action No. 2:20 cv-03660 (D.N.J.) (the "**Lawsuit**").

The Plaintiffs' claims in the Lawsuit relate to products sold by the Company to a third party, which were then subsequently sold to the Plaintiffs. The Lawsuit does not relate to the quality of the products, but rather to Plaintiffs' ability to sell the products on Amazon.com.

The Lawsuit is still in its early stages, with the pleadings not yet closed. Additionally, pursuant to local rule the U.S. District Court has referred the case to mandatory arbitration. The Company intends to vigorously defend against the allegations in the Lawsuit.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$3,000	6%	$64,200
Inventory buildup and logistic related activity to meet anticipated demand from different distribution channels - retail, insurance and Web and support new product introduction	60%%	$30,000	50%	$535,000
Marketing activity and brand awareness campaign in order to enhance brand identity, introduce new products and expend users install base	34%	$17,000	44%	$470,800
Total	**100%**	**$50,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Maximus Yaney*	Chief Executive Officer and Director	CEO Roo Inc. - February 2018 – present Co-founder, Mohawk Group Inc. Jun. 2014-Jan. 2018 Maximus Yaney is a serial technology entrepreneur. He has been the Chief Executive Officer and co-founder of Roo Inc since inception in early 2018. Prior to this, he served as co-founder of Mohawk Group inc since 2014 where he was instrumental in the launch and successful market penetration of myriad consumer products, laying the groundwork for the company to eventually go public. Prior he founded Titan Aerospace, which he sold to Google in 2014.	High school 1996
Ian Sigalow	Director	Co-founder, Greycroft - May 2006 - present	Columbia MBA, MIT BS economics
Erez Simha	Chief Operating Officer, Chief Financial Officer and Secretary	COO &CFO Roo Inc. – May 2019 - present COO & CFO, Just Inc. May 2017 – Mar. 2019 Erez serves as Kangaroo 's COO and CFO since May 2019 , where he works on finance, operations, legal, and partnerships. Prior to that he served as COO and CFO of Just Inc. a plant-base company, leading its finance , operations, IT , HR , Legal, Product management and China subsidiary. Erez was instrumental in turning around the financial result of the company, putting in place scalable infrastructure and leading global expansion. From 2011-2017 Erez served as Stratasys (SSYS) COO and CFO , the leading 3D printing in the world, took the company public in 2012 and grow the business through organic and inorganic growth from $100M to 4800M in 4.5 years.	CPA, MBA 1989

Dhruv Garg	President	President, Roo Inc – Jan. 2020 - present COO, Home Labs Jan. 2017 – Feb. 2018 Dhruv has been President & Co-founder of Kangaroo since Feb 2018, where he works on product development and strategic initiatives. Prior to that he served in various roles in operations, R&D and engineering at Mohawk Group. Before joining Mohawk, Dhruv worked on Larry Page's special projects at Google in Mountain View CA working on infrastructure, aerospace and urban development "moonshot" projects. That was preceded by various roles in larger corporations in sales & engineering at Schneider Electric & Honeywell. He obtained a BS in Mechanical Engineering from Purdue University.	BS, Mechanical Engineering 2013
Jingren ("James") Xu	CTO	CTO, Inc – Jan. 2020 - present Polymath Engineer, Mohawk Group Inc. 2016-2018 James Xu is Kangaroo's CTO since 2018 and leads the hardware and software teams in NYC, China and Poland. Prior to Kangaroo, he worked at Mohawk Group (HomeLabs) and brought numerous consumer products to market — scaling business from 0 to over 100M ARR under 12 months. Before joining Mohawk, James built many of the flight and ground systems at Titan Aerospace, which was acquired by Google in 2014.	High school 2011
Victor Meng	General Manager, China	G.M China- Roo Inc – Jan. 2020 – present VP of R&D, Home Labs – Jun. 2017-Feb. 2018 Director of global product operations – Sonos Inc. – Mar. 2013 – Mar. 2016 Victor Meng has been GM China and Co-founder of Roo Inc since 2018 Feb. Prior to this he served as Vice President R&D at Mohawk where he was instrumental in setting up the IoT R&D and supply chain organization in Shenzhen. Before joining Mohawk, Mr. Meng was at Sonos where he served as Director of Global Product Operations. During the period, he built the global	MBA, 2012 Bachelor mechanical design and manufacturing ,1994

		NPI engineering organization from scratch and launched Play:1 (highest volume product of Sonos), Play:5 gen2 and other wireless audio products of Sonos. Prior to that, Mr.Meng has served various executive positions in Flextronics and Siemens. Where he has a successful track record of engineering management and manufacturing supply chain in the mobile phone business. Mr.Meng obtained bachelor degree on mechanical design and manufacture from Shanghai Ocean University and an M.B.A from China Europe International Business School.	

- In May 2015, Mr. Yaney pled guilty to felony conspiracy to commit bank fraud and wire fraud in violation of 18 U.S.C. §1344 and §1349 in the United States District Court for the Southern District of Illinois in connection with matters that occurred from 2007 to December 2012, before Mohawk Group's incorporation in April 2014. As the basis upon which the Court accepted his plea, Mr. Yaney stipulated to facts that described his participation in a transaction that defrauded Greystone Servicing Corporation, Inc., a real estate financing and investment company, and the Federal National Mortgage Association, of approximately $7.8 million. In May 2015, the Court sentenced Mr. Yaney to eighteen months in federal prison, two years of supervised release, restitution of the victims' loss amount of $7.7 million and other minor fines and fees. Mr. Yaney served his sentence in full and has paid the restitution and fines in full in accordance with the Court's sentence.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 19 employees in the U.S.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 325,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 198,997,585 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Authorized	325,000,000
Amount Outstanding	90,004,375
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	30.29%

Type	Series A-1 Preferred Stock
Amount Authorized	63,820,785
Amount Outstanding	63,820,785
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	Broad-based weighted average
Other Rights	Liquidation preference, director designation, information (certain), registration, participation (certain) and other customary rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Through anti-dilution, liquidation preference and other rights noted herein
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	21.48%

Type	Series A-2 Preferred Stock
Amount Authorized	55,112,809
Amount Outstanding	55,112,809
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	Broad-based weighted average
Other Rights	Liquidation preference, information (certain), registration (certain), participation and other customary rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Through anti-dilution, liquidation preference and other rights noted herein
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	18.54%

Type	Series A-3 Preferred Stock
Amount Authorized	1,199,639
Amount Outstanding	1,199,639
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	Broad-based weighted average
Other Rights	Liquidation preference, registration and other customary rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Through anti-dilution, liquidation preference and other rights noted herein
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.40%

Type	Series A-4 Preferred Stock
Amount Authorized	78,864,352
Amount Outstanding	59,936,902
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	Broad-based weighted average
Other Rights	Liquidation preference, information (certain), registration, participation (certain) and other customary rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Through anti-dilution, liquidation preference and other rights noted herein
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	20.17%

At the closing of this Offering, assuming only the Target Offering Amount is sold, 90,004,375 shares of Common Stock and 180,070,135 shares of Preferred Stock will be issued and outstanding.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Warrant to purchase common stock
Face Value	$0.00001
Common Stock Reserved for Issuance	788,695
Anti-Dilution Rights	NA
Material Terms	Exercise price of $0.00001 per share, fully-vested and exercisable for ten years following the grant date
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Exercise will subject all stockholders to proportional dilution
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.27%

Type	Stock Options
Common Stock Reserved for Issuance	8,191,823
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Exercise will subject all stockholders to proportional dilution
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.77%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

None.

Ownership

The table below lists the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Greycroft Partners V, L.P.	38,388,442 shares of Series A-1 Preferred Stock and 15,772,870 shares of Series A-4 Preferred Stock	20.05%, collectively

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Roo Inc. (the "**Company**") was incorporated on February 16, 2018 under the laws of the State of Delaware under the name AuraSpace Inc., and is headquartered in New York, New York. Our financial statements include the financial results of Roo (Shenzhen) Technology Co., Ltd.

Cash and Cash Equivalents

As of April 30, 2020 the Company had an aggregate of $4,286,000 in cash and cash equivalents, leaving the Company with approximately eight months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company in connection with the Offering; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit A for subsequent events and applicable disclosures in the Company's financial statements.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Warrant to Purchase Common Stock	Warrant exercisable for 788,695 shares of Common Stock	N/A	04/15/2020	Section 4(a)(2)
Series A-4 Preferred Stock	59,936,902 shares of Series A-4 Preferred Stock to date; up to 78,864,352 in total	Product development and other general corporate purposes	01/16/2020 01/30/2020 03/26/2020 04/15/2020	Regulation D – 506(b)
Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock	63,820,785 shares of Series A-1 Preferred Stock, 55,112,809 shares of Series A-2 Preferred Stock, and 1,199,639 shares of Series A-3 Preferred Stock	Product development and other general corporate purposes	05/06/2019 04/09/2019 05/14/2019 05/15/2019 05/24/2019	Regulation D – 506(b)
Options to purchase Common Stock issued to employees and consultants under Amended and Restated 2018 Equity Incentive Plan	Options exercisable for up to 8,191,823 shares of Common Stock (excluding 4,375 shares of Common Stock issued upon exercise thereof)	N/A	Throughout 2018-2020	Rule 701
Convertible securities which were converted into Series A-2 Preferred Stock and Series A-3 Preferred Stock and retired	55,112,809 shares of Series A-2 Preferred Stock and 1,199,639 shares of Series A-3 Preferred Stock	N/A	04/09/2019	Regulation D – 506(b)
Common Stock issued to founders	90,000,000 shares of Common Stock	N/A	03/09/2018	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Transactions contemplated by that certain Series A Preferred Stock Purchase Agreement dated April 2, 2019 by and among the Company, Greycroft Partners V, L.P. and the other parties thereto, together with the other Transaction Agreements (as defined therein).

Transactions contemplated by that certain Series A-4 Preferred Stock Purchase Agreement dated January 16, 2020 by and among the Company, Greycroft Partners V, L.P. and the other parties thereto, together with the other Transaction Agreements (as defined therein).

In 2018, the Company issued a non-interest-bearing note payable to a related party totaling $250,000 which was repaid during 2019. Standard employee benefits generally made available to all employees, including officers.

Standard director and officer indemnification agreements approved by the Company's board of directors.

Purchase of shares of the Company's capital stock and the issuance of options to purchase shares of the Company's capital stock, in each instance, approved in the written minutes of the Company's board of directors.

THE OFFERING AND THE SECURITIES

The Offering

The Company is attempting to raise a minimum amount of $50,000 (the "**Target Offering Amount**"), and is offering up to $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**"), under Regulation CF (this "**Offering**"). The Company must receive commitments from Investors in an amount totaling or exceeding the Target Offering Amount by September 15, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The minimum individual purchase amount for this Offering is $150 and the maximum individual purchase amount is $300. Investors may only make investment commitments in increments of $75. The Company reserves the right to raise or lower the maximum individual purchase amount during the Offering.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount is reached. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

With your investment, you will have the option to receive a full security system and a free 1-year subscription to our 24/7 professionally-monitored service. The Company reserves the right to cancel the investment commitment of anyone who does not register for their free 1-year subscription.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via electronic certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event an amount equal to two (2) times the Minimum Offering Amount is reached prior to the Offering Deadline, on such date or such earlier time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

In the event the Company conducts multiple closings, at the initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct an Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Subscription agreements are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in gross proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the capital stock issued in such Equity Financing with respect to any such required vote, (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law) and (4) the per share liquidation preference of the CF Shadow Securities will be based upon, and the initial conversion price of the CF Shadow Securities for purposes of price-based anti-dilution protection will equal, the conversion price of the CF Shadow Securities, and the dividend rights of the CF Shadow Securities will be based on the conversion price of the CF Shadow Securities. The Company has no obligation to convert the Securities in any Equity Financing.

<u>*Conversion Upon the First Equity Financing*</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by the (i) price per share of the securities sold in such Equity Financing multiplied by 80% or (ii) in the event the first Equity Financing following the issuance of the Securities occurs after the first anniversary of the effective date of the Crowd SAFE, the price per share equal to $80,000,000 divided by the fully diluted capitalization of the Company (as applicable, the "**Conversion Price**"), whichever calculation results in a greater number of shares of capital stock.

Such applicable Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's Common Stock (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) automatically a number of shares of Common Stock of the Company equal to the Purchase Amount divided by (x) in the case of a Change of Control, the product of (1) 80% multiplied by (2) the quotient resulting from dividing the Company's valuation immediately prior to the closing of the Change of Control transaction by the number, immediately prior to the Change of Control transaction, of shares of the Company's capital stock (on an as-converted to Common Stock basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding shares of Common Stock reserved for issuance under any equity incentive or similar plan, any SAFEs and any convertible promissory notes (the "**Liquidity Capitalization**") or (y) in the case of an IPO, the public offering price per share of the Company's capital stock issued in such IPO as of the end of trading on the first calendar day such capital stock is trading on the principal market on which it is listed or quoted, multiplied by eighty percent (80%) (the "**Liquidity Price**"), if the Investor fails to select the Cash Out Option. Notwithstanding the foregoing, in the event a Liquidity Event occurs after the first anniversary of the effective date of the Crowd SAFE, the Liquidity Price shall be equal to $80,000,000 divided by the Liquidity Capitalization regardless of the manner by which a Liquidity Event occurs.

In connection with the Cash Out Option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company *provided*, solely for the purposes of the definition of "Change of Control", the "assets" of the Company shall *not* include cash, cash equivalents and marketable securities when determine whether substantially all of the assets of the Company have been sold, leased or otherwise disposed.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) the Cash Out Option or (ii) automatically a number of shares of the Company's most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the Cash

Out Option. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event before the Crowd SAFE terminates, subject to the preferences applicable to any series of the Company's preferred stock then outstanding, the Company will distribute its entire assets legally available for distribution, after taking into account the preferences applicable to any series of the Company's preferred stock and any other relevant considerations required by law, with equal priority among the (i) Investors (on an as converted to Common Stock basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon conversion of the Securities have voting rights.

The Company has a voting agreement, investors' rights agreement and right of first refusal and co-sale agreement in place; Investors will not become party to these documents solely by investing in Securities.

Such voting agreement describes the size and composition of the Company's board of directors and binds signatories to a drag-along provision in certain situations in connection with a Company sale; such investors' rights agreement grants certain signatories registration rights, information and inspection rights, board observer rights and rights of first offer on new issuances of Company's securities, and binds the Company to additional covenants regarding insurance, arrangements with employees and consultants, investor director designee approvals and other matters; and such right of first refusal and co-sale agreement grants the Company, first, and certain investors, second, a right of first refusal on proposed key stockholder transfers and grants certain investors the right to participate thereafter in such transfers.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Compensation
At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Maximus Yaney

(Signature)

Maximus Yaney

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Maximus Yaney

(Signature)

Maximus Yaney

(Name)

Chief Executive Officer and Director

(Title)

5/21/20

(Date)

/s/ Erez Simha

(Signature)

Erez Simha

(Name)

CFO

(Title)

5/21/20

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

ROO, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

ROO, INC. AND SUBSIDIARY
TABLE OF CONTENTS
December 31, 2019 and 2018

LEAR & PANNEPACKER, LLP

Certified Public Accountants and Advisors

791 Alexander Road, Princeton, NJ 08540
Tel: (609) 452-2200 Fax: (609) 452-1065

Golden Crest Corporate Center
2277 State Highway #33, Suite 408, Hamilton, NJ 08690
Tel: (609) 807-2200 Fax: (609) 981-7373

Independent Accountant's Review Report

To the Board of Directors
Roo, Inc. and Subsidiary

We have reviewed the accompanying consolidated financial statements of Roo, Inc. and Subsidiary which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2019 and period February 16, 2018 (inception) through December 31, 2018, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Independent Accountant's Review Report (continued)

Going Concern

The accompanying consolidated financial statements have been prepared assuming that Roo, Inc. & Subsidiary will continue as a going concern. As discussed in Note 10, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Lear & Pannepacker, LLP

Princeton, New Jersey
May 12, 2020

ROO, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2019 and 2018

ASSETS		**2019**		**2018**
Current Assets				
Cash	$	208,784	$	742,311
Accounts receivable		158,800		7,733
Inventory		962,233		501,750
Prepaid expenses		16,600		9,970
Deposits		42,582		24,000
Total Current Assets		1,388,999		1,285,764
Fixed Assets				
Equipment		84,463		56,011
Tooling		207,903		116,853
Accumulated depreciation		(139,815)		(33,061)
Total Fixed Assets		152,551		139,803
Total Assets	$	1,541,550	$	1,425,567

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities				
Accounts payable	$	577,934	$	272,175
Accrued expenses		144,140		290
Deferred revenue		177,159		0
Notes payable		0		250,000
Total current liabilities		899,233		522,465
Stockholders' Equity				
Common Stock; $0.00001 par value, 325,000,000 shares authorized 90,000,000 shares issued and outstanding as of December 31, 2019 and 2018		900		900
Preferred Stock; $0.00001 par value, 198,997,585 shares authorized 120,132,613 and 55,112,189 shares issued and outstanding as of December 31, 2019 and 2018, respectively		1,201		551
Additional paid-in capital		11,008,775		4,259,449
Stock options		1,614		503
Retained earnings (deficiency)		(10,370,173)		(3,358,301)
Total Stockholders' Equity		642,317		903,102
Total Liabilities and Stockholders' Equity	$	1,541,550	$	1,425,567

See accompanying notes and independent accountant's review report

ROO, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Year Ended December 31, 2019 and
Period February 16, 2018 (Inception) through December 31, 2018

	2019	2018
Revenues	$ 475,507	$ 278,034
Cost of revenues	660,896	314,942
Gross profit (loss)	(185,389)	(36,908)
Operating expenses		
General and administrative	2,681,893	1,253,883
Sales and marketing	1,379,410	478,303
Research and development	2,658,539	1,561,923
Depreciation	106,754	33,061
Total operating expenses	6,826,596	3,327,170
Loss from operations	(7,011,985)	(3,364,078)
Interest income	113	5,777
Net loss	$ (7,011,872)	$ (3,358,301)

See accompanying notes and independent accountant's review report

4

ROO, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2019 and
Period February 16, 2018 (Inception) through December 31, 2018

	Common Stock		Preferred Stock					
	Shares	**Par Value**	**Shares**	**Par Value**	**Additional Paid-In Capital**	**Stock Options**	**Retained Earnings**	**Total Stockholders' Equity**
Balance as of February 16, 2018 (Inception)	0	$ 0	0	$ 0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock	90,000,000	900	0	0	0	0	0	900
Issuance of preferred stock	0	0	55,112,189	551	4,259,449	0	0	4,260,000
Stock options vested	0	0	0	0	0	503	0	503
Net loss	0	0	0	0	0	0	(3,358,301)	(3,358,301)
Balance as of December 31, 2018	90,000,000	900	55,112,189	551	4,259,449	503	(3,358,301)	903,102
Issuance of preferred stock	0	0	65,020,424	650	6,749,326	0	0	6,749,976
Stock options vested	0	0	0	0	0	1,111	0	1,111
Net loss	0	0	0	0	0	0	(7,011,872)	(7,011,872)
Balance as of December 31, 2019	90,000,000	$ 900	120,132,613	$ 1,201	$ 11,008,775	$ 1,614	$ (10,370,173)	$ 642,317

See accompanying notes and independent accountant's review report

ROO, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31, 2019 and
Period February 16, 2018 (Inception) through December 31, 2018

	2019	2018
Cash Flows from Operating Activities		
Net loss	$ (7,011,872)	$ (3,358,301)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Depreciation	106,754	33,061
Stock options vested	1,111	503
Changes in operating assets and liabilities:		
Increase in accounts receivable	(151,067)	(7,733)
Increase in inventory	(460,483)	(501,750)
Increase in prepaid expenses	(6,630)	(9,970)
Increase in deposits	(18,582)	(24,000)
Increase in accounts payable	305,759	272,175
Increase in accrued expenses	143,850	290
Increase in deferred revenue	177,159	0
Net cash used in operating activities	(6,914,001)	(3,595,725)
Cash Flows from Investing Activities		
Purchase of equipment	(28,452)	(56,011)
Purchase of tooling	(91,050)	(116,853)
Net cash used in investing activities	(119,502)	(172,864)
Cash Flows from Financing Activities		
Issuance of note payable	0	250,000
Repayment of note payable	(250,000)	0
Issuance of common stock	0	900
Issuance of preferred stock	6,749,976	4,260,000
Net cash provided by financing activities	6,499,976	4,510,900
Net change in cash	(533,527)	742,311
Cash at beginning of period	742,311	0
Cash at end of period	$ 208,784	$ 742,311

See accompanying notes and independent accountant's review report

ROO, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS

Roo, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on February 16, 2018, originally under the name of Auraspace, Inc. The name was changed on May 7, 2018. The Company provides security technology and service. The Company's headquarters are in New York City, New York. The Company began operations in 2018.

The Company develops, manufactures, and distributes DIY, affordable security systems, for the mass. The Company's products include motion sensors, motion entry sensors, lead detector sensors, smoke/COI sirens, privacy cameras, and Doorbell cameras. The Company distributes its product through its own website, Amazon, retailers (online and offline), and insurance companies. The Company provides a wide suite of digital products to its subscribers that are included in annual subscription fees (24/7 professional monitoring, Alexa, and google home integration).

Since Inception, the Company has relied on the issuance of stock to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with proceeds from the issuance of preferred stock (see Note 11) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These consolidated financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

These consolidated financial statements include the accounts of Roo, Inc. and its 100% owned subsidiary Roo (Technology) Co., Ltd. Roo, Inc. pays for the expenses of Roo (Technology) Co., Ltd. monthly. All significant intercompany accounts and transactions have been eliminated in consolidation. Roo (Technology) Co., Ltd. was formed during 2019 and therefore is not included in or consolidated within the 2018 financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $208,784 and $742,311 of cash on hand, respectively. There were no cash equivalents at December 31, 2019 and 2018.

Inventories

Inventories consist of finished goods and are stated at the lower of cost, determined on a first in, first out basis, or net realizable value.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which are three years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019 and 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no current income tax provision for the Company for the year ended December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the Company's deferred income tax assets at December 31, 2019 and 2018. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019 and 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. Management has analyzed the provisions of Topic 606 and has concluded that no changes are necessary to conform with the new standard.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. There was no allowance for doubtful accounts at December 31, 2019 and 2018. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred. Advertising costs totaled $175,893 and $60,904 for the year ended December 31, 2019 and period February 16, 2018 (inception) through December 31, 2018, respectively.

Research and Development

The Company expenses research and development costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our consolidated financial statements.

NOTE 3 – FIXED ASSETS
Fixed Assets consist of equipment and tooling. Depreciation is calculated using the straight-line method over a period of 3 years. As of December 31, 2019 and 2018 the Company had $152,551 and $139,803 in net fixed assets.

NOTE 4 – NOTES PAYABLE
In 2018 the Company issued a non-interest bearing note payable to a related party totaling $250,000 which was repaid during 2019.

NOTE 5 – INCOME TAX PROVISION
The Company will file its income tax return for year ended December 31, 2019 in 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Deferred tax assets and liabilities consist of the following components as of December 31, 2019 and 2018:

	2019		**2018**
Net operating loss carryforwards	$	2,906,000	$	943,000
Fixed assets		40,000		9,000
Organizational expenses		7,000		7,000
Total deferred tax assets		2,953,000		959,000
Less valuation allowance		(2.953,000)		(959,000)
Net deferred tax assets	$	-0-	$	- 0-

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because the Company provided a 100% valuation allowance against net operating loss carryforwards.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 totaled $10,194,000. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock

Authorized 325,000,000 shares, par value $0.00001, issued and outstanding 90,000,000 shares as of December 31, 2019 and 2018. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

Preferred Stock

Authorized 198,997,585 shares, par value $0.00001, issued and outstanding 120,132,613 and 55,112,189 shares as of December 31, 2019 and 2018. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company. Preferred stock differs from common stock in the preferential treatment in a dissolution.

Each share of Preferred Stock shall be convertible, at the option of the holder, into shares of common stock based on the following conversion terms, subject to adjustments in the event of stock dividends, stock splits or other recapitalization events. Series A-1 at a price equal to $0.1042 per share, Series A-2 at a price equal to $0.0773 per share and Series A-3 at a price of $0.0834 per share. As of December 31, 2019, there were 63,820,785 shares of Series A-1, 55,112,809 shares of Series A-2 and 1,199,639 shares of Series A-3 preferred stock outstanding.

NOTE 7 – STOCK BASED COMPENSATION

The Company has a 2018 stock compensation plan ("Plan") which permits the grant or option of shares to its employees for up to 26,435,545 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

During 2019 and 2018, the Company issued 6,332,614 and 1,963,584 stock options for common stock with an exercise price of $0.05 per share that vest between 0 and 4 years. As of December 31, 2019 and 2018, 1,343,741 and 418,584 stock options had vested. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The Company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2019, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividend in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.05
Fair value share price	0.03
Expected volatility	55.0%
Expected term	1.00 years
Expected dividend rate	0.00%
Risk-free rate	2.31%
Fair value per share option	$ 0.001

NOTE 8 – COMMITMENTS AND CONTINGENCIES
In 2019 and 2018, the Company rented its offices under a short-term agreement. Rent expense totaled $224,973 and $163,168 in the year ended December 31, 2019 and period February 16, 2018 (inception) through December 31, 2018, respectively.

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. Management is of the opinion that the outcome of these matters will not have a material adverse impact on the Company's financial position.

NOTE 9 – CONCENTRATIONS
Two of the Company's customers accounted for approximately 27% of revenues for the year ended December 31, 2019. One customer accounted for approximately 17% and the other for approximately 10%.

Four of the Company's customers accounted for approximately 93% of accounts receivable as of December 31, 2019. One customer made up 50% of accounts receivable, one customer made up 15% of accounts receivable, one customer made up 14% of accounts receivable, and the other customer made up 14% of accounts receivable.

NOTE 10 – GOING CONCERN
These consolidated financial statements are prepared on a going concern basis. The Company began operations in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The consolidated financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS
Lease Agreement

In January 2020, the Company entered into a lease agreement with a term of three years. The following table shows the annual fixed rent for the years included in the term of the lease.

Year	Fixed Annual Rent	
2020	$	190,620
2021		261,090
2022		268,859
2023	$	22,459

Issuance of Preferred Stock

During the first 4 months of 2020, the Company sold 59,936,902 shares of Series A-4 shares for a total of $7,600,000. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company. Each share of Preferred Stock shall be convertible, at the option of the holder, into shares of common stock based on the following conversion terms, subject to adjustments in the event of stock dividends, stock splits or other recapitalization events. Series A-4 at a price equal to $0.1268 per share.

NOTE 11 – SUBSEQUENT EVENTS (continued)
Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID-19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and US markets. Management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events.

Litigation

In 2020, a civil action was filed against the Company in New Jersey Superior Court, Law Division, which was subsequently moved to the U.S. District Court in New Jersey. The plaintiffs' claims in the lawsuit relate to products sold by the Company to a third party, which were then subsequently sold to the Plaintiffs. The lawsuit does not relate to the quality of the products, but rather to plaintiffs' ability to sell the products on Amazon.com.

The Lawsuit is still in its early stages, with the pleadings not yet closed. Additionally, pursuant to a local rule the U.S. District Court has referred the case to mandatory arbitration. The Company intends to vigorously defend against the allegations in the lawsuit.

Management's Evaluation

Management has evaluated subsequent events through May 12, 2020, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name	Kangaroo
Logo	
Headline	Smart home security for everyone
Cover photo	





This is a Motion Sensor Home Security System
App-based, hub-free security for all.
kangaroo
Home is armed.

Hero Image	 My Home Home is armed. Closet Bedroom Armed OPEN Main Siren Living Room Armed Mailbox Sensor Frontyard kangaroo kangaroo kangaroo
Tags	IoT

Pitch text

Summary

- On a mission to provide security for all
- Cloud-based, affordable, hubless DIY home security solution
- Targeting the 83% of homes in US that do not have security systems
- Solving 2 main problems — price and complexity of installation
- Introducing a new privacy camera that changes the home security landscape
- 20K+ users since our launch and consistent 5-star reviews
- Campaign is open exclusively to U.S. investors

Custom

Please note: The valuation cap of $80,000,000 does not apply to the Crowd SAFE until after the first anniversary and will not apply if the Crowd SAFE is converted or terminated before that date.

A message from The Kangaroo Team: We're excited to have Kangaroo users and customers as investors in our company —alongside our team and major VC firms like Lerer Hippeau and Greycroft. With your investment, you'll be offered a free 1-year subscription to Kangaroo and a full security system. After investing, you'll be asked to register for the subscription plan on our website.

Kangaroo reserves the right to cancel the investment commitment for anyone who does not register for their free 1-year subscription plan before issuing the Crowd SAFEs offered.

Problem

Home security headaches

Despite surging consumer interest in home security, the solutions available — installed and DIY — remain too complex, and cost-prohibitive. As a result, the vast majority of U.S. homes remain unsecured, even as nearly 66% of American adults report high category awareness and safety considerations.

Solution

A cloud-based smart home infrastructure

Kangaroo is redefining the security industry with a complete ecosystem of simple, affordable, hubless and privacy-focused products that seamlessly bring the physical and digital worlds together.


Flood/ Leak detection
+Freeze/ temperature alerts
+Humidity/ mold alerts
Smoke/ CO listener
+85dB intruder alarm
+Keypad & guest access
Detects motion activity + open/close
Patented Privacy shield camera
Camera Doorbell for outdoor security
WATER +CLIMATE SENSOR
SIREN+KEYPAD
MOTION+ENTRY SENSOR
PRIVACY CAMERA
PHOTO DOORBELL
works with amazon alexa
works with the Google Assistant
Works with Apple HomeKit
coming soon
IFTTT
coming soon

Product

Products with inherent demand

Our hub-less, app-based DIY security solutions are designed to be the most affordable, complete, and easy-to-use. We also offer 24/7 professionally-monitored service for just $10/month. We've addressed all the major pain points in the market so that our products have inherent demand. Total security made simple.



Introducing our newest products:

The Privacy Camera

In 2018, 54M security cameras were sold and this number is expected to increase to reach 120M/yr by 2023. However, many consumers are cost-sensitive and concerns about maintaining privacy remain prevalent. Our new Privacy Camera solves those issues. It is active when armed and private when disarmed.





INNOVATION
AWARDS
2020
HONOREE

Photo Doorbell

Ring just spent big money educating the world on why doorbells are awesome. Too bad more than 80% of people can't afford it. An estimated 24M doorbells will be sold in 2020 and cost is a primary concern. Available for as little as $20, our product ditches the unnecessary excess and focuses on the essentials.





“Who’s at my door?”
“Tell me when I get a package!”
kangaroo
9:41
9:41
Tuesday, 6 June
Kangaroo
2h ago
Camera Doorbell: You have a visitor!
Doorbell pressed at 7:00 PM
Expecting someone?
Kangaroo
3h ago
Camera Doorbell: Motion Detected
We saw movement at 11:59 AM.
Check out what we saw!

How it works:









Get the Security Kit

This kit includes all you need to start monitoring your space, covering theft, flood, freezing and fire.



Set It Up in Minutes!

Just download the free Kangaroo Security App, pair your device and get on with your life! The app will walk you through everything you need to know.



Arm Home & Get Alerts

If anything suspect is detected in your home, the app will send you and anyone else co-monitoring your space an instant notification.

Traction

20K+ users since launch

From our initial testing phases to now, we've had over 20,000 users and we have over 1,500 Daily Active Users.

Our products are currently available at major retailers like Office Depot, QVC, and Micro Center. We are also currently in conversations with Walmart and Home Depot. In addition, we have a partnership with insurance provider Hippo and have 27 more insurance partnerships in the pipeline.



Customers

"The best starter kit for a new homeowner"

Our customers appreciate the ease of Kangaroo. Our smart home security systems give them peace of mind without breaking the bank.

Hear what they have to say:

 **Michael L.** Verified Buyer
★★★★★

Usage: Home Security
Setup: Easy

Easy peasy installation!
Bought the large home kit , what a breeze installing. Phone app is great to monitor and control.

 **Travis I.** Verified Buyer

Travis I. Verified Buyer
★★★★★

Usage: Home Security, Peace of mind, Pet monitoring
Setup: Easy

I love it
The best part is the price and quality very rarely do you get something cheap that works just as well as the wired systems. I'm looking forward to the cameras 😊

Danny I. Verified Buyer
★★★★★

Usage: Home Security, Peace of mind
Setup: Easy

Stop searching for smart home security
This is the best affordable option out there for home security, easy to use Love it.

Business Model

Recurring revenue subscriptions

At Kangaroo, we like to say that we're in the DTS (direct-to-subscriber) business. We're building a recurring revenue subscription business using low-cost hardware as an acquisition tool. Our hybrid business model combines low-cost profitable hardware business and high margin subscription business.

Market

A market on the verge of explosion

We are cracking into a $3B unaddressed market. 1.6B homes are unprotected globally. Over 480M of these homes have smartphones and WiFi but don't have a compatible home security system. In the United States, this figure is a whopping 49M homes. That's where we come in. With our innovative, cloud-based solution to home security, we will be able to drastically improve access to smart home security. With our new suite of products, we will be ready to take on this expanding market opportunity.



49M Homes
US Homes with smartphones & WiFi that


US Homes with smartphones & WiFi that don't have home security

Competition

Existing solutions only address 17% of U.S. households

Competing home security systems are expensive ($500+ on average), use old technology, require professional installation and have a poor user interface. Kangaroo is affordable and its mobile first design makes security seamless.


vivint.
ADT
20,000+ Small Shops
Hyper localized & extremely fragmented mom & pop shops. Operate like ADT.
SimpliSafe
nest
ring
US Home Security Market
83% US households
No solution due to cost & complexity

Key Differentiators:

- Simple: We make sophisticated products easy to use and love.
- Affordable: We provide the best value in home security products and services, which includes professional monitoring for just $99/year.
- Secure: We protect users' homes, and safeguard their data with products like Privacy Camera, which adds an extra layer of personal security.

We've engineered our organization to enable Kangaroo to put security within reach for everyone.

Vision

A year of growth

Over our first two years, we built the infrastructure and team to enable our strong and widely-accessible market position, but we are constantly pushing ourselves forward. We have now built our complete introductory product suite and core ops/marketing/sales infrastructure. We've tested go to market via various programs and now understand where the market is and what channels best work for us. Now, we are planning to raise capital to go to market and grow tremendously in the next 12 months.

Our Goals

1. Launch Privacy camera and Photo Doorbell in mass volume
2. Enhance brand recognition and brand awareness
3. Mature insurance distribution, retail sales and DTC
4. Develop 3 more products critical to the ecosystem for growth



Investors

$18M raised to date

Greycroft and Lerer Hippeau are our current lead investment partners.



Founders



Maximus Yaney
CEO | Co-Founder

TITAN AEROSPACE Founder (Google Exit)

Google Larry's Special Projects

Mŏhawk CoFounder- $100M+ revenue: IPO

CoFounder- $100M+
revenue; IPO



Dhruv Garg

President | Co-Founder

Engineer (Google Exit)

Larry's Special Projects

COO hOme- $100M+
revenue; IPO



James Xu

CTO | Co-Founder

Titan Aerospace

EVP Engineering

(hOme)



Victor Meng

GM China | Co-Founder

SONOS   Founding Engineering
Director (Flex, Siemens)
VP R&D $100M+ revenue

Team

 Erez Simha   CFO & COO

 Maximus Yaney   CEO & Co-Founder

 Dhruv Garg   President & Co-Founder

 James Xu   CTO & Co-Founder

 Victor Meng   GM, China & Co-Founder

 Bob Stohrer   Head of Marketing

Perks

$150   A 7-piece home security kit including: 1 Privacy Camera, 1 Doorbell Camera, 2 Motion + Entry Sensors, 1 Siren + Keypad, 1 Photo DoorBell, 2 Roo Tags, & 1 year free subscription to the Roo app (requires credit card confirmation)

$300   Two 7-piece home security kits, each including: 1 Privacy Camera, 1 Doorbell Camera, 2 Motion + Entry Sensors, 1 Siren + Keypad, 1 Photo DoorBell, 2 Roo Tags, & 2 one-year free subscriptions to the Roo app (requires credit card confirmation)

FAQ

When will I receive my perks?   Perks will be sent after the campaign ends. The free 1 year subscription will begin upon receiving and setting up the device.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

ROO INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE] ("**Effective Date**"), Roo Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $80,000,000 *subject to the limitations found herein*.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the remainder of this paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i) or Section 1(b)(ii) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution, after taking into account the preferences applicable to any series of Preferred Stock and any other relevant considerations required by law, with equal priority among the (i) Investors (on an as converted to Common Stock basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the Capital Stock issued in such Equity Financing on any matters to which the proxy agreement applies;

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws; and

(iv) The per share liquidation preference of the CF Shadow Securities will be based upon, and the initial conversion price of the CF Shadow Securities for purposes of price-based anti-dilution protection will equal, the Conversion Price, and the dividend rights of the CF Shadow Securities will be based on the applicable Conversion Price.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company *provided*, solely for the purposes of the definition of "Change of Control", the "assets" of the Company shall *not* include cash, cash equivalents and marketable securities when determining whether substantially all of the assets of the Company have been sold, leased or otherwise disposed.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means the Discount Price. Notwithstanding the foregoing, in the event that the First Equity Financing occurs after the first anniversary of the Effective Date, the Conversion Price shall mean either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in the relevant Equity Financing and (ii) the Discount Rate. Notwithstanding the foregoing, in the event the Liquidity Event is an IPO, the Discount Price shall equal the product of (x) the public offering price per share of the Capital Stock issued in such IPO as of the end of trading on the first calendar day such Capital Stock is trading on the principal market on which the Capital Stock is listed or quoted and (y) the Discount Rate.

"**Discount Rate**" means 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "**Bankruptcy Code**"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted to Common Stock basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means, (I) in the case of a Change of Control, the product of (x) the Discount Rate multiplied by (y) the quotient resulting from dividing (a) the Company's current valuation immediately prior to the closing of the Liquidity Event by (b) the Liquidity Capitalization; and (II) in the event of an IPO, the Discount Price. Notwithstanding the foregoing, in the event that a Liquidity Event occurs *after* the first anniversary of the Effective Date, the Liquidity Price shall be equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization regardless of the manner by which a Liquidity Event occurs.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to an Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Exchange Act, (ii) not an investment company as defined in section 3 of the Investment Company Act, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless it they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities that may be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR

OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any provision of this instrument that is amended, waived or modified pursuant to Section 6(b)(ii) shall be binding upon all Investors.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, NY. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ROO INC.
By:
Name:
Title:
Address:
Email:

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Crowd SAFE Date] between Roo Inc., a Delaware corporation (the "***Company***"), and [Investor name] ("***Stockholder")***. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

   b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                                 LLC d/b/a Republic
Date: Date:

Exhibit D

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